Exhibit 99.1

WINS FINANCE EXPANDS FURTHER INTO THE LEASING IN NEW ENERGY VEHICLE SECTOR IN CHINA, ENTERING INTO A SALE-LEASEBACK ARRANGEMENT VALUED AT RMB200 MILLION (US$30.42 MILLION)

Wins Finance Holdings Inc. (Nasdaq: WINS) (“Wins Finance” or the “Company”), June 14, 2016 announced that its wholly-owned subsidiary, Jinshang International Financial Lease Co., Ltd, has entered into another purchase-and-lease-back agreement valued at RMB200 million (US$30.42 million) with Liaoning Sg Automotive Group Co., Ltd. ("SG Automotive Group") to support their development and production of new energy vehicle technology.

The arrangement provides for financing in two parts: RMB100 million (US$15.42 million) was funded to SG Automotive Group on May 16th, 2016 and the remaining RMB100 million (US$15.42 million) was funded to SG Automotive Group at June 7, 2016. Both stages of the sale-leaseback agreement related to equipment of equivalent value.

Renhui Mu, Co-Chief Executive Officer and Chief Operating Officer of Wins Finance stated “Our further cooperation with SG Automotive Group is helping us to get a better understanding of the new energy vehicle market and lay a solid foundation to acquire additional market share in the future. I believe that further investment in this industry will bring significant returns in the future.”

About Wins Finance

Wins Finance is a financial holding company that provides integrated financing solutions to small and medium enterprises (SMEs) in China. Wins Finance's goal is to assist Chinese SMEs, including microenterprises, which have limited access to financing, to improve their overall fund-raising capability and enable them to obtain funding for business development. Since its establishment in 2006, Wins Finance has helped various SMEs obtain funding by providing them financial guarantees and financial leasing, as well as advisory services. Wins Finance is building upon its core financial services business in China to create a comprehensive asset management platform, offering its clients access to high quality proprietary assets in China. For more information, please visit www.winsholdings.com.

Forward-looking Statements

This news release includes forward-looking statements. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform to the Company’s expectations and predictions is subject to a number of risks and uncertainties, including the risk that the Company’s efforts to expand into the new energy vehicles leasing sector will not be successful, and the risks described in Wins Finance’s Quarterly Report on Form 10-Q filed on November 16, 2015 and in its other filings with the Securities and Exchange Commission.

Company Contacts:
Richard Xu, President

Wins Finance Holdings Inc.
590 Madison Avenue, 21st FL
New York, NY 10022
Tel: 646-480-9882
Email: richard.xu@winsholdings.com